EXHIBIT 99.1

Galapagos Creates New Subscription Right Plan

Mechelen, Belgium; August 7, 2025, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its  Board of Directors created 1,800,000 subscription rights under a new subscription right plan.

On August 7, 2025, the Board of Directors of Galapagos approved “Subscription Right Plan 2025 (B)”, intended for personnel of the Company and its subsidiaries, within the framework of the authorized capital. Under this subscription right plan, 1,800,000 subscription rights were created, subject to acceptance, for senior management compensation purposes.

The subscription rights have an exercise term of eight years as of the date of the issuance and have an exercise price of €28.16. The subscription rights can in principle not be exercised prior to the third anniversary of the date of the issuance. Each subscription right gives the right to subscribe to one new Galapagos share. Should the subscription rights be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The subscription rights as such will not be listed on any stock market.

Galapagos’ total share capital currently amounts to €356,444,938.61; the total number of securities conferring voting rights is 65,897,071, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights to subscribe to not yet issued securities conferring voting rights is (i) 12,018,471 subscription rights under several outstanding employee subscription right plans, which equals 12,018,471 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. This excludes the 1,800,000 subscription rights of Subscription Right Plan 2025 (B), which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos is a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is to meet current medical needs and to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us LinkedIn or X.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.